EXHIBIT D 2.1



COMMONWEALTH OF MASSACHUSETTS
              DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY

                                      )
Western Massachusetts Electric Company)      D.T.E. 00-40
                                      )


         PETITION OF WESTERN MASSACHUSETTS ELECTRIC COMPANY
       FOR APPROVAL OF THE ISSUANCE OF ELECTRIC RATE REDUCTION
       BONDS PURSUANT TO GENERAL LAWS CHAPTER 164, Section 1H.


I.   INTRODUCTION

1. Western Massachusetts Electric Company ("WMECO"), an electric company duly organized and existing under the laws of the Commonwealth of Massachusetts, hereby petitions the Department of Telecommunications and Energy (the "Department") for a financing order (FN 1) ("Financing Order") approving the issuance of electric rate reduction bonds (FN 2) ("RRBs") and related transactions, pursuant to General Laws Chapter 164, Sections lG and 1H, and the Department's orders dated September 17, 1999 and December 20, 1999 in D.T.E. 97-120 (collectively, the "Restructuring Order"). WMECO proposes that the Financing Order, among other things: (i) identify the portion of the transition charge (FN 3) approved by the Department in the Restructuring Order ("Transition Charge") and related costs that may be securitized (FN 4) (such portion of the Transition Charge, once securitized, is referred to as the "RTC Charge"); (ii) approve the organization and capitalization of one or more special purpose entities (each, an "SPE") to which "transition property (FN 5) ("Transition Property") will be sold; (iii) establish as Transition Property the RTC Charge from which RRBs will be repaid and approve the adjustment from time to time of the RTC Charge; (iv) approve the servicing of the Transition Property by WMECO, as initial servicer for the Transition Property, or any successor servicer ("Servicer"), under a servicing agreement (the "Servicing Agreement"); and (v) grant WMECO certain exemptions from competitive bidding and par value debt issuance requirements. WMECO's proposed Appendix 1 to the Financing Order ("Proposed Financing Order Appendix") is appended to this filing as Exhibit WM-1.

2.  In support of this Petition, WMECO appends the following exhibits:

Exhibit WM-1 - WMECO's Proposed Financing Order Appendix;

Exhibit WM-2 - Prefiled testimony of Richard A. Soderman, Director of Regulatory Policy and Planning for Northeast Utilities Service Company and its operating companies and affiliates, including WMECO ("Soderman Testimony");

Exhibit WM-3 - Prefiled testimony of Randy A. Shoop, Assistant Treasurer of WMECO and Treasurer of The Connecticut Light and Power Company ("Shoop Testimony");

Exhibit WM-4 - Prefiled testimony of Mark A. Englander, Senior Financial Analyst in the Finance Group of Northeast Utilities System's Treasury Department ("Englander Testimony"); and

Exhibit WM-5 - Legal memorandum addressing WMECO's eligibility to securitize while the divestiture of its Millstone nuclear assets is pending.

3. WMECO is eligible to participate in securitization because it has complied with the requirements of G.L. c. 164, Section 1G(d)(4), by: (i) fully mitigating its transition costs, as recognized by the Restructuring Order (see Soderman Testimony); (ii) safeguarding the positions of nonmanagerial employees at divested generation facilities (see Soderman Testimony); (iii) proving that savings to ratepayers will result from securitization and ensuring that all savings from securitization will inure to the benefit of ratepayers (see Soderman Testimony); (iv) establishing an order of preference for the use of bond proceeds such that transition costs having the greatest impact on customer rates will be the first to be reduced by those proceeds (see Shoop Testimony and Soderman Testimony). (FN 6) In addition to meeting the criteria set forth in Section 1G(d)(4), and as requested by the Department, WMECO is also submitting herewith as Exhibit WM-5 a legal memorandum explaining WMECO's eligibility to participate in securitization while the divestiture of its Millstone nuclear assets is pending.

II.   SUMMARY OF KEY TESTIMONY REGARDING CONSUMER BENEFIT

4. If implemented as described herein and in the accompanying supporting documents, WMECO expects securitization to result in approximately $19 million in net present value savings to WMECO's customers. All such savings will inure to the benefit of WMECO's customers. See Soderman and Shoop Testimony. As described in the Shoop Testimony, WMECO expects to apply the net proceeds to retire debt and equity, thereby eliminating interest expense, preferred stock expense and equity return. WMECO also expects to apply the net proceeds to the buyout of a power contract.

III.   DESCRIPTION OF PROPOSED RRB TRANSACTION

5. The procedure by which WMECO proposes to securitize a portion of its approved transition costs is set forth fully in WMECO's proposed financing order and in the Englander Testimony. The procedure is summarized below.

6. WMECO has been working with the Massachusetts Development Finance Agency and Massachusetts Health and Educational Facilities Authority (together, the "Agencies") to develop the structure for the proposed securitization and the process for approval by the Department. Representatives of the Agencies have reviewed and commented on this Petition and the exhibits thereto, including the Proposed Financing Order Appendix (Exhibit WM-1). Based on their knowledge and experience with other rate reduction bond financings, representatives of the Agencies have indicated that the proposed transaction satisfies (A) all requirements under Sections 1G and 1H relating to the terms and conditions of the RRBs and (B) historic rating agency criteria consistent with achieving the highest possible ratings for RRBs.

7. In the Restructuring Order, the Department determined that certain generation-related costs were Transition Costs. Together with the cost of issuance, ongoing costs (including credit enhancement, trustee, service and other financing entity or other fees), and the estimated tax liabilities associated with the transaction, these amounts are eligible for recovery through the issuance of RRBs and the collection of the RTC Charge.

8. RRBs will thus be issued to securitize a portion of WMECO's Transition Costs approved in the Restructuring Order, together with the related transaction and credit enhancement costs (including an overcollateralization account and liquidity reserves, if any). WMECO currently estimates that the initial principal amount of RRBs to be issued will be approximately $261 million, subject to adjustments based on, without limitation, prevailing market conditions at the time the RRBs are priced, input from nationally recognized statistical rating organizations selected to rate the RRBs by WMECO (with the approval of the Agencies, tax authorities, and underwriters) and possible changes in the proposed transaction not now anticipated by WMECO.

9. The issuance of RRBs will reduce the carrying charge associated with WMECO's Transition Costs that are securitized. By reducing this charge, WMECO customers will realize approximately $19 million in net present value savings, reflected in lower Transition Costs over the life of the RRBs than otherwise would be required if the transaction is not approved.

10. WMECO will create one or more wholly-owned SPEs. Each SPE will be bankruptcy-remote, in that its activities will be limited to ownership of the Transition Property and issuance of notes ("SPE Debt Securities"), and restrictions will be imposed on its ability to commence a bankruptcy case or other insolvency proceeding. WMECO will capitalize each SPE in an amount anticipated to be approximately 0.50% of the initial principal balance of the RRBs, as may be adjusted at the time of issuance, based on tax authority or rating agency requirements. Such funds will be used to pay debt service and related fees and expenses in the event of a shortfall in RTC Charge collections.

11. WMECO will sell all of its rights in the Transition Property to an SPE in a transaction that, under Section 1H(f)(1), will be intended and treated as a legal true sale and absolute transfer to such SPE notwithstanding any contrary treatment of such transfer for accounting, tax or other purposes.

12. Pursuant to G.L. c. 164, Section 1H(e), upon the effective date of the Financing Order there shall exist a statutory first priority lien on all Transition Property then existing or thereafter arising pursuant to the terms of the Financing Order. Such lien shall secure all obligations, then existing or subsequently arising, to the holders of RRBs, the trustee or representative for such holders, each SPE and special purpose trust (FN 7) and shall arise by operation of law automatically without any action on the part of WMECO or any other person.

13. The SPE will then issue SPE Debt Securities to a special purpose trust established by the Agencies. SPE Debt Securities will be non-recourse to WMECO and its assets, secured by all of the assets of such SPE, including without limitation: (i) all of the SPE's interest in the Transition Property;
(ii) the rights of such SPE under the transaction documents including the purchase agreement by which such SPE acquires the Transition Property, the Servicing Agreement and an administration agreement; (iii) the collection account and any other account of such SPE contained in such SPE's collection account, including an overcollateralization subaccount and reserve subaccount; (iv) any investment earnings on amounts held by such SPE (but excluding an amount equal to investment earnings on the initial capital contributed by WMECO, which earnings are to be returned to WMECO semiannually or more frequently as a distribution of capital by such SPE so long as there are sufficient moneys available to make scheduled distributions or interest and principal on the RRBs and pay required financing expenses); and (v) the capital of such SPE. The interest rate, term, classes, and other characteristics of the SPE Debt Securities will be determined at the time of issuance based on then-current market conditions.

14. RRBs, issued by the special purpose trust, are expected to be pass-through certificates representing undivided beneficial interests in the SPE Debt Securities. The trustee of the special purpose trust will transfer the proceeds it receives from the issuance of the RRBs to the SPE as consideration for SPE Debt Securities, and the SPE will then transfer such proceeds to WMECO as consideration for the Transition Property.

15. RRBs will not be obligations of WMECO nor will they be secured by a pledge of the general credit, full faith or taxing power of the Commonwealth or any agency or subdivision of the Commonwealth in accordance with Section 1H(b) (4). RRBs will be repaid through the collection of the RTC Charge from each WMECO customer or ratepayer taking the delivery, transmission, distribution, back-up, maintenance, emergency and any other delivery or energy service provided by WMECO to such customer within the territory in which it serves customers, regardless of that customer's source of electric power (referred to herein as the "Retail Customer"). The RTC Charge will be collected by WMECO or any successor distribution companies, which may include third party suppliers or successor servicers. The RTC Charge will be a usage-based component of the Transition Charge on each Retail Customer's monthly bill and may include in the future any exit fee collected pursuant to
Section 1G(g) until the RRBs, together with all interest, fees, costs and expenses, are paid in full. While not separately identified on each retail user's monthly bill, each monthly bill will note that part of the Transition Charge is owned by the SPE

16. Section 1H(b)(3) provides that the Financing Order and the RTC Charge shall be irrevocable, and the Department (or any successor thereto) shall not have authority to revalue or revise for ratemaking purposes the Transition Costs, or determine that the Transition Costs or the RTC Charge are unjust or unreasonable, or in any way reduce or impair the value of the Transition Property either directly or indirectly by taking into account the Transition Costs when setting rates for WMECO, nor are the amount of revenues arising with respect thereto subject to reduction, impairment, postponement or termination.

17. Prior to the issuance of the RRBs, WMECO will file an initial RTC Charge in an "Issuance Advice Letter" setting forth the final terms of the RRBs. Both initially and during the life of the RRBs, the RTC Charge will be calculated and set at a level intended to recover: (i) the principal balance of (in accordance with the expected amortization schedule), and interest on, the SPE Debt Securities authorized under the Financing Order; (ii) the costs of servicing the SPE Debt Securities and the RRBs, including the Servicing Fee, the Administration Fee, fees for the trustees, rating agency fees, legal and accounting fees, managers'/directors' fees, contingent indemnity obligations in the RRB transaction documents, other fees and expenses; and
(iii) the cost of creating and maintaining any credit enhancement required for the SPE Debt Securities and the RRBs (other than credit enhancement obtained because WMECO is making RTC Charge remittances less frequently than daily).

18. The level of RTC Charge may differ for specified periods during the term of the RRBs due to several factors, including the nature of the amortization schedule, changes in the principal balance of RRBs, changes in the weighted average interest cost of RRBs as the relative principal balance outstanding changes, the impact of the variability of energy sales, changes in payment and charge-off patterns, and changes in ongoing fees, costs and expenses of RRBs.

19. In order to minimize the impact of variability in energy sales, changes in payment and charge-off patterns, collections on the payment of principal, interest, fees, costs, and expenses on RRBs and the maintenance of credit enhancement, and to maintain actual principal amortization in accordance with the expected amortization schedule, WMECO proposes to adjust the RTC Charge, up or down, pursuant to an RTC Charge adjustment mechanism in accordance with
Section 1H(b) (5) and the methodology described in an Appendix B to the Proposed Financing Order Appendix (Exhibit WM-1).

20. Through the sale of the related Transition Property to an SPE, such SPE will obtain the right and the obligation to assess and collect the RTC Charge. On behalf of such SPE, WMECO will initially act as the Servicer for the transition property, although a successor Servicer may perform these functions in the future. Any successor Servicer will have the same rights and obligations with respect to the RTC Charge as WMECO as initial Servicer
under the Financing Order and Sections 1G and 1H.   WMECO, or any successor
Servicer, will be responsible for calculating, billing, collecting, and remitting the RTC Charge from all Retail Customers. WMECO will carry out billing and collection activities both as Servicer with respect to the RTC Charge - on behalf of the SPE and the RRB holders - and as principal with respect to its own charges to be paid by such customers. In consideration of its servicing responsibilities, WMECO or any successor Servicer will receive a periodic servicing fee that will be recovered through the RTC Charge as described in Exhibit WM-1.

21. WMECO expects to implement, with the Department's guidance and approval, certain policies and procedures designed to ensure that the credit ratings of RRBs will not be downgraded or withdrawn due to the existence of any third party supplier. The policies and procedures described in the Englander Testimony will help retain the quality of RTC Charge billings, collections, and remittances.

IV.   SEC APPROVAL

22. WMECO is subject to the jurisdiction of the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, as amended. WMECO will file an Application/Declaration on Form U-1 with the SEC for approval of the proposed transaction.

V.   SERVICE

23. Please include the following on the service list for all correspondence in this proceeding:

Stephen Klionsky, Esq.
Western Massachusetts Electric Company
260 Franklin Street, 21st Floor
Boston, Massachusetts 02110
Tel.  617/345-4778
Facsimile  617/345-4780
e-mail  klionsh@nu.com

Jay E. Gruber, Esq.
Janet M. Zipin, Esq.
Palmer & Dodge LLP
One Beacon Street
Boston, Massachusetts 02108
Tel. 617/573-0449
Facsimile 617/227-4420
e-mail  jgruber@palmerdodge.com

Anne Bartosewicz
Manager, Regulatory Planning
Northeast Utilities Service Company
P.O. Box 270
Hartford, Connecticut  06141-0270
Tel.  860/665-3213

WHEREFORE, pursuant to General Laws, Chapter 164, Sections 1G and 1H, WMECO respectfully requests the Department:

A. Grant any and all authorizations that may be required under Massachusetts law, including without limitation approval and authorization in the Financing Order pursuant to Sections 1G and 1H and the Restructuring Order, for the consummation of the transactions contemplated by the issuance of RRBs and related matters, including without limitation: (i) the identification of the portion of the Transition Charge (i.e., the RTC Charge) that may be securitized through the issuance of RRBs, (ii) the organization and capitalization of each SPE to which the Transition Property will be sold,
(iii) the establishment as Transition Property and adjustment from time to time of the RTC Charge from which RRBs to be issued will be repaid, (iv) the issuance by each SPE of SPE Debt Securities and the pledging by each SPE of all of its interest in the Transition Property, and certain other collateral, to secure the SPE Debt Securities, and (v) the servicing of the RTC Charge by WMECO, as initial Servicer for the Transition Property, or any successor Servicer under the Servicing Agreement.

B. Find an exemption in the public interest from each of (i) the competitive bidding requirements of G.L. c. 164, Section 15, and (ii) the par value debt issuance requirements of G.L. c. 164 Section 15A, in connection with the issuance of RRBs and to grant each such exemption.

C. Find that savings inure to WMECO's customers, reflected in lower transition costs to WMECO's Retail Customers over the life of the RRBs than would otherwise be required to recover the approved transition costs had the transaction not been approved in accordance with Sections 1G(d)(4) and 1H(b)(2).

D. Make such other findings and issue such other orders as set forth in the Proposed Financing Order Appendix attached hereto as Exhibit WM-1.

E. Grant such other and further orders and approvals as the Department may deem necessary or proper in the circumstances.

Respectfully submitted,

WESTERN MASSACHUSETTS ELECTRIC COMPANY

By Its Attorney

Stephen Klionsky
260 Franklin Street, 21st Floor
Boston, Massachusetts 02110
Tel. 617/345-4778
Facsimile 617/345-4780
e-mail klionsh@nu.com

Dated:  April  18, 2000


Footnotes:

(1) "Financing order" is defined as "an order of the department adopted in accordance with [G.L. c.164, Section 1H] approving a plan, which shall include, without limitation, a procedure to review and approve periodic adjustments to transition charges to include recovery of principal and interest and costs of issuing, servicing, and retiring electric rate reduction bonds contemplated by the financing order." G.L. c.164, Section 1H(a). G.L. c.164, Sections lG and 1H are hereinafter referred to as "Section lG" and "Section 1H", respectively.

(2) "Electric rate reduction bonds" are defined as "bonds, notes, certificates of participation or beneficial interest, or other evidences of indebtedness or ownership, issued pursuant to an executed indenture, financing document, or other agreement of the financing entity, secured by or payable from transition property, the proceeds of which are used to provide, recover, finance, or refinance transition costs or to acquire transition property and that are secured by or payable from transition property."
Section 1H(a).

(3) "Transition charge" is defined as "the charge to the customers which provides the mechanism for the recovery of an electric company's transition costs." Section 1H(a). "Transition costs" are defined as "the costs determined pursuant to section 1G which remain after accounting for maximum possible mitigation, subject to determination by the department." Section 1H(a).

(4) "Securitized" and "securitization" are used herein to refer to the "securitization" contemplated by Sections 1G and 1H.

(5) "Transition Property" is defined as "the property right created pursuant to [G.L. c. 164 Section 1H], including, without limitation, the right, title, and interest of an electric company or a financing entity to all revenues, collections, claims, payments, money, or proceeds of or arising from or constituting reimbursable transition costs amounts which are the subject of a financing order, including those non-bypassable rates and other charges that are authorized by the department in the financing order to recover transition costs and the costs of providing, recovering, financing, or refinancing the transition costs, including the costs of issuing, servicing, and retiring
electric rate reduction bonds."  Section 1H (a).    "Reimbursable transition
costs amounts" are defined as "the total amount authorized by the department in a financing order to be collected through the transition charge, as defined pursuant to section 1 [of G.L. c.164], and allocated to an electric company in accordance with a financing order."

(6) In addition, pursuant to G.L. c. 59, Section 38H(c), the Department cannot approve an application for securitization if a company owns, as of July 1, 1997, a nuclear generation facility located in the Commonwealth unless the company has executed a tax agreement with the plant's host community. WMECO does not own such a facility and the provision is thus inapplicable (see Soderman Testimony).

(7) "Special purpose trust" is defined to mean "any trust, partnership, limited partnership, association, corporation, nonprofit corporation, limited liability company, or other entity established and authorized by the agency and the authority to acquire transition property or to issue rate reduction bonds, or both, subject to approvals by the agency and the authority and the powers of the agency and the authority as provided by the agency and the authority in their resolutions authorizing the entities to issue rate reduction bonds." Section 1H(a).